UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2010

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street,
Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.
Date:	November 2, 2010		(Registrant)

		By:	/s/ Mona Forster
Mona Forster VP & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated November 2, 2010 - ENTRÉE GOLD FILES PRELIMINARY BASE SHELF PROSPECTUS

ENTRÉE GOLD FILES PRELIMINARY BASE SHELF PROSPECTUS

Vancouver, B.C., November 2, 2010 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has today filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.

These filings, when made final, will allow the Company to make offerings of common shares, warrants, subscription receipts or any combinations of such securities (collectively, the “Securities”) up to an aggregate offering price of C$100,000,000 during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective.  The Securities may be offered separately or together, in such amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

Greg Crowe, President and Chief Executive Officer of Entrée, commented “Filing a base shelf prospectus provides the Company with the flexibility to quickly raise funds or facilitate strategic investments should the need or opportunity arise.  It is important to note that the filings in no way commit us to undertake any particular financing.”

The net proceeds from the sale of the Securities, if any, are expected to be used by the Company for acquisitions, development of acquired mineral properties, working capital requirements and/or for other general corporate purposes.

The shelf registration statement filed today on Form F-10 relating to the Securities has not yet become effective.  The Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and the final short form base shelf prospectus is filed, along with a prospectus supplement describing the specific terms of an offering of securities.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus may be obtained from the Company by contacting the Manager, Investor Relations at the address below.  A copy is also available electronically on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property in Nevada, which contains an inferred mineral resource and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm - Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential offering by the Company of Securities up to an aggregate offering price of C$100,000,000. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors are described in the Company’s Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.